FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 26, 2004

ABN AMRO HOLDING N.V.
Commission File Number: 001-14624

ABN AMRO BANK N.V.
Commission File Number: 001-14624-05

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

ABM AMRO BANK N.V.

INDEX

Item
1.	Press Release entitled, “Interim dividend 2004 ABN AMRO Holding N.V.”, dated August 25, 2004.
2.	Press Release entitled, “ABN AMRO withdraws listings on the London, Frankfurt, Hamburg, Düsseldorf, Zurich and Singapore stock exchanges”, dated August 25, 2004.
3.	Press Release entitled, “Shareholders approve issue of ABN AMRO financing preference shares”, dated August 25, 2004.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: August 26, 2004	By:	/s/ R.W.J. Groenink

		Name:	Mr R.W.J. Groenink
		Title:	Chairman of the Managing Board

	By:	/s/ H. Duijn

		Name:	Mr H. Duijn
		Title:	Secretary Managing Board

ABN AMRO BANK N.V.

By:	/s/ R.W.J. Groenink

	Name:	Mr R.W.J. Groenink
	Title:	Chairman of the Managing Board

By:	/s/ H. Duijn

	Name:	Mr H. Duijn
	Title:	Secretary Managing Board

Item 1

Amsterdam, 25 August 2004

Interim dividend 2004 ABN AMRO Holding N.V.

On 2 August 2004, in connection with the publication of the interim results 2004 of ABN AMRO Holding N.V., it was announced that the interim dividend 2004 of EUR 0.50 will be paid out - at the shareholder's option - fully in ordinary shares against the share premium reserve or fully in cash (after deduction of 25% withholding tax on dividend). The value of the stock dividend will be - barring any rounding effects - equal to the value of the cash dividend.

Today the number of dividend rights of ordinary shares of EUR 0.56 nominal value entitling shareholders to 1 new ordinary share in ABN AMRO Holding N.V. of EUR 0.56 nominal value, has been fixed at 34. Based on the volume weighted average price of all traded ordinary shares ABN AMRO at Euronext Amsterdam during the last three trading days, being EUR 16.9723, 1/34 part represents a value of EUR 0.499, which is virtually equal to the cash dividend of EUR 0.50.

- - -

Further information:
Press Relations: +31 (0)20 6288900
Investor Relations: +31(0)20 6287835

Item 2

Amsterdam, 25 August 2004

ABN AMRO withdraws listings on the London, Frankfurt, Hamburg, Düsseldorf, Zurich and Singapore stock exchanges

ABN AMRO today announced that it will withdraw the listing of ordinary ABN AMRO shares from a number of foreign stock exchanges. The shares will no longer be quoted on the London, Frankfurt, Hamburg, Dusseldorf, Zurich and Singapore exchanges. The withdrawal of the latter listing required the approval of shareholders, which was granted today at an Extraordinary General Meeting of Shareholders.

The bank found that the costs and requirements of these listings outweighed the benefits.

The shares will continue to be listed on the Euronext (Amsterdam, Brussels and Paris) and New York exchanges. The introduction of new trading products by the London (Eurosets) and Frankfurt (Xetra European Stars) exchanges means that it will still be possible to trade ABN AMRO shares in the UK and Germany.

Further information:
Press Relations: +31 20 6288900
Investor Relations: +31 20 6287835

Item 3

Not for release, publication or distribution, in whole or in part, in or into the United States, Canada, Australia and Japan

Amsterdam, 25 August 2004

Shareholders approve issue of ABN AMRO financing preference shares

The Extraordinary General Meeting of Shareholders (EGM) today adopted a resolution to issue financing preference shares. The meeting also approved the necessary amendment of the Articles of Association of ABN AMRO Holding N.V.

The decision follows from the General Meeting of Shareholders of 29 April 2004, which resolved to bring ABN AMRO’s preference share structure in line with the Dutch corporate governance code by cancellation of the outstanding (depositary receipts for) preference shares, subject to the issue of new financing preference shares.

With this cancellation depositary receipts will no longer be used as a protective measure. This brings an end to the bank’s last protective measure, after the holding company’s decision to abandon the ‘structure regime’ and the cancellation of priority shares in 2003. The removal of protective measures is an important step towards expanding the role of shareholders within the bank’s corporate governance structure.

The (depositary receipts for) preference shares in issue, each with a nominal value of EUR 2.24, will be cancelled on 30 September 2004 against a gross repayment of EUR 2.45 (being the nominal value of EUR 2.24, a payment for the accrued dividend (9/12 of 5.55%) and an additional payment of 5%, to be calculated over the nominal value).

The EGM approved the issue of a maximum of 1,450,012,040 financing preference shares, each with a nominal value of EUR 0.56. The new financing preference shares will not be listed on the stock exchange. The right to subscribe to the issue will be granted to all holders of the (depositary receipts for) preference shares in issue that are to be cancelled. After the close of trading on 30 August 2004, each holder of a preference share to be cancelled will be assigned the right to subscribe to four new financing preference shares. Holders of subscription rights can subscribe to the issue during the exercise period from 31 August to 24 September 2004. The subscription rights can be traded on Euronext Amsterdam.

The details of the issue are presented in the prospectus, which will be available from 09.00 hours on 31 August 2004 via ABN AMRO Bank N.V. - Equity Capital Markets (HQ 7006), Gustav Mahlerlaan 10, 1082 PP Amsterdam, e-mail: prospectus@nl.abnamro.com, fax: 020 6280004.

Further information:
Press Relations: +31 20 6288900
Investor Relations: +31 20 6287835